Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
August 4, 2005

Extendicare Inc. Achieves Record Operational Results for the Second Quarter

•	Q2 health care earnings of $0.40 per diluted share
•	Assisted Living Concepts (ALC) contributed US$11.2 million of EBITDA
•	U.S. operations EBITDA margin of 17.2%
•	Strong U.S. Medicare census of 19.1%
•	U.S. nursing home occupancy of 92.7%

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) today reported 2005 second quarter net earnings of $25.2 million ($0.37 per diluted Subordinate Voting Share) compared to $18.3 million ($0.26 per diluted Subordinate Voting Share) in the 2004 second quarter. Earnings from health care operations prior to the undernoted items rose to $28.0 million ($0.40 per diluted share) compared to $21.7 million ($0.31 per diluted share) in the 2004 second quarter.

The following table outlines the components of the Company’s net earnings for the second quarter periods ended June 30, 2005 and 2004.

	Three months ended June 30
Components of Earnings (Loss) (1)	2005		2004
(thousands of Canadian dollars except per share amounts)	After -tax	Diluted EPS (2)	After -tax	Diluted EPS (2)
Health care operations before undernoted (1)	27,989	$0.40	21,688	$0.31
Valuation adjustment on interest rate caps	(708)	(0.01)	(3,661)	(0.05)
Gain (loss) from asset disposals, impairment and other items	(3,721)	(0.05)	(269)	(0.01)
	23,560	$0.34	17,758	$0.25
Share of equity accounted earnings	1,683	0.02	584	0.01
Net earnings	25,243	$0.36	18,342	$0.26
(1) Refer to discussion of non-GAAP measures. (2) Diluted earnings per common share prior to the Subordinate Voting Share preferential dividend.

Diluted Earnings per Share (3)		Q2/05		Q2/04
Subordinate Voting Share		$0.37		$0.26
Multiple Voting Share		$0.34		$0.26
(3) After giving effect to the Subordinate Voting Share preferential dividend of $0.025 in Q2/05, and nil in Q2/04.

“Extendicare’s U.S. operations continue to reach new heights, largely driven by the successful deployment of our sales-based model,” said Mel Rhinelander, Extendicare Inc.’s President and Chief Executive Officer. “In addition, the Assisted Living Concepts acquisition is continuing to perform ahead of our expectations and, we believe it will solidify our position as a significant player in the assisted living component of senior care.”

Extendicare Health Services, Inc.’s (EHSI) average daily Medicare patient census on a same-facility basis rose 16.4% to 2,437 compared to 2,093 in the 2004 second quarter, and improved slightly from the 2005 first quarter of  2,433.

As a percent of same-facility nursing home census, Medicare patients represented 19.1% in the 2005 second quarter compared to 16.6% in the 2004 second quarter. Nursing home occupancy, on a same-facility basis, rose during the 2005 second quarter to 92.7% compared to 91.8% in the 2004 second quarter, and was down moderately from 93.8% in the 2005 first quarter. The performance on a same-facility basis of EHSI remained strong in the 2005 second quarter as a result of maintaining average daily Medicare census, increased Medicaid funding, and lower utility costs.

Extendicare’s acquisition of ALC is performing above management’s initial expectations. For the 2005 second quarter, ALC contributed revenue of $57.8 million (US$46.6 million) and EBITDA of $13.9 million (US$11.2 million). However, these results were impacted by adjustments that related to the 2005 first quarter, as the Company refined its preliminary purchase price allocation of ALC’s net assets acquired. Excluding these adjustments, ALC’s revenue and EBITDA for the 2005 second quarter were US$46.2 million and US$10.2 million, respectively.

In July 2005 the Centers for Medicare and Medicaid Services (CMS) announced their final regulations and rates for Medicare for fiscal 2006, subject to approval. If approved, CMS will implement a 3.1% market basket increase effective October 1, 2005, and changes to the Resource Utilization Groups (RUGs) funding categories that will reduce the average per diem rates effective January 1, 2006. While CMS’s proposal was more positive for the industry than previously anticipated, Extendicare estimates the new funding formula will result in a net decline in its average Medicare rate per diem of about US$10.00, commencing in January 2006.

Additionally, CMS’s recent approval of Indiana’s provider tax plan provided Extendicare with 21 months of revenue totalling $16.3 million (US$13.1 million), and earnings before income taxes of $6.9 million (US$5.6 million), retroactive to July 1, 2003, in the 2005 second quarter. The impact of this, together with other prior period Medicaid settlement adjustments in the quarter, contributed $0.05 of earnings per diluted share.

Quarters ended June 30, 2005 and June 30, 2004
Revenue grew by 16.4% to $518.9 million in the 2005 second quarter in comparison to the 2004 second quarter. Excluding new and disposed facilities, revenue on a same-facility basis grew by $19.4 million, or 4.5%. Prior to a negative $30.2 million impact from a stronger Canadian dollar, same-facility revenue grew $49.6 million or 11.4%, and was impacted by a number of items which are discussed below.

U.S. operations revenue on a same-facility basis grew by $47.7 million (US$35.1 million, or 15.4% in its functional currency). Before prior period settlement adjustments this revenue grew 9.9%, primarily due to an 8.8% increase in average nursing home rates, and a 1.2% increase in nursing home resident occupancy, of which Medicare patient census improved by 16.5%.

Revenue from Canadian operations on a same-facility basis grew $1.9 million, or 1.5%, over the 2004 second quarter. The 2004 second quarter results were positively impacted by a $1.8 million funding adjustment for property tax. Excluding this item, same-facility revenue in the 2005 second quarter grew by $3.7 million, or 3.1%. The majority of this improvement related to nursing home funding increases, most of which was flow-through funding to enhance resident care.

EBITDA rose to $79.6 million in the 2005 second quarter from $59.1 million in the 2004 second quarter, and as a percent of revenue increased to 15.3% from 13.3%. EBITDA on a same-facility basis, and excluding the prior period revenue and provider tax settlement adjustments, improved $1.6 million to $58.7 million compared to $57.2 million, and as a percent of revenue was 13.4% compared to 13.2%. Prior to a $4.4 million negative impact of the stronger Canadian dollar, EBITDA improved by $5.9 million, or 10.4%, of which $5.6 million was from improvements in U.S. operations.

Net interest costs for the 2005 second quarter were up $6.3 million from the 2004 second quarter. This was primarily due to the acquisition of ALC, and to interest income of $2.3 million (US$1.7 million) recognized in the 2004 second quarter on settlement of the Greystone notes receivable.

Net earnings from the Canadian operations were $3.7 million in the 2005 second quarter compared to $7.1 million in the 2004 second quarter. This was because the 2004 second quarter results included the positive property tax funding adjustment to revenue of $1.8 million and a $2.2 million after-tax gain from the sale of an investment.

Six Months ended June 30, 2005 and June 30, 2004

Net earnings for the first half of 2005 were $43.4 million ($0.63 per diluted Subordinate Voting Share) compared to net earnings of $46.7 million ($0.66 per diluted Subordinate Voting Share) for the first half of 2004. Results for both periods included a loss on the valuation of interest rate caps, and a loss (gain) on disposal of assets, impairment and other items. In 2005, these items represented an after-tax loss of $5.3 million ($0.07 loss per diluted share) and in the comparable 2004 period they contributed after-tax earnings of $6.8 million ($0.10 per diluted share). Prior to these items and the share of equity earnings, the Company’s earnings from health care operations improved by $9.5 million to $46.4 million ($0.66 per diluted share) from $36.9 million ($0.52 per diluted share) in the first half of 2004. The stronger Canadian dollar negatively impacted net earnings for the first half of 2005 by $2.9 million in comparison to the same 2004 period.

Net earnings from the Canadian operations reflected a decline to $6.0 million in the first half of 2005 from $19.8 million in the first half of 2004. This was because the 2004 results included a $14.5 million after-tax gain from the sale of assets.

Revenue grew $131.8 million, or 15.1%, to $1,007.0 million in the first half of 2005 in comparison to $875.2 million earned in the first half of 2004. ALC contributed $93.5 million (US$75.7 million) to the improvement. Excluding new and disposed facilities, revenue on a same-facility basis grew $47.7 million, or 5.6%. The stronger Canadian dollar negatively impacted the change in same-facility revenue by $54.4 million, leaving improvements of $102.1 million. The majority of this resulted from growth in U.S. operations same-facility revenue of $95.6 million (US$71.4 million, or 15.7% in its functional currency). Before prior period settlement adjustments this revenue grew 10.0%, primarily due to an 8.3% increase in average nursing home rates, and a 2.0% increase in nursing home resident occupancy, of which Medicare patient census improved by 14.2%.

EBITDA rose to $138.7 million in the first half of 2005 from $110.0 million in the first half of 2004, and as a percent of revenue increased to 13.8% from 12.6%. EBITDA on a same-facility basis, and excluding prior period revenue and provider tax settlement adjustments, improved $1.6 million to $109.3 million compared to $107.6 million, and as a percent of revenue was 12.6% for both periods. Prior to a $7.3 million negative impact of the stronger Canadian dollar, EBITDA improved by $8.9 million, or 8.3%, of which $7.5 million was from improvements in U.S. operations.

Net interest costs for the first half of 2005 were up $7.3 million from the first half of 2004. Excluding the impact of a favourable $1.7 million change due to the stronger Canadian dollar, these costs increased $9.0 million between periods. The 2004 results included interest income associated with the settlement of the Greystone notes receivable of $3.5 million (US$2.7 million). The remaining $5.4 million increase was primarily due to the acquisition of ALC, partially offset by lower other debt and interest rates.

The Company reported a tax provision of $25.4 million in the first half of 2005 compared to $17.4 million in the first half of 2004. The Company’s effective tax rate was impacted in the 2004 first quarter by asset disposals, whose gains were sheltered by capital losses. Excluding these items, the Company’s effective tax rate in the first half of 2005 was 38.4% compared to 37.2% in the first half of 2004. The Company’s effective tax rate in 2004 was lower primarily because of available state non-capital operating losses.

Cash flow from operations was $51.3 million for the first half of 2005 compared to $85.4 million in the first half of 2004. The 2004 results included a cash dividend from Crown Life Insurance Company of $15.6 million. The improvement in earnings was offset by changes in working capital items. The Medicaid funding and provider tax increases received in 2005 have increased the balance of accounts receivable and accounts payable at the end of June 2005.

Other Items
The Company recorded a 2005 second quarter pre-tax loss of $6.3 million ($0.05 loss per diluted share) on disposal of assets and impairment of long-lived assets related to activity in its U.S. operations. The pre-tax loss represented a gain of $0.8 million on the sale of an investment, offset by a $7.1 million provision for asset impairment of a U.S. nursing home whose operations were transferred to a third-party in 2004.

In June 2005, EHSI acquired a 127-bed nursing facility in Kentucky for $10.3 million (US$8.2 million).

EHSI is currently in negotiations for the sale of its six remaining leased nursing home properties in Florida for proceeds of about US$10.0 million and a pre-tax gain on sale of approximately US$4.0 million. The transaction is anticipated to be completed in the 2005 third quarter.

On August 4, 2005, EHSI amended its US$155.0 million credit facility (Amended and Restated Credit Facility) to among other things: increase the borrowing capacity to US$200.0 million, comprised of a US$86.0 million term loan and a US$114.0 million revolving credit facility, and to extend the maturity date for just over one year to July 31, 2010. In addition, EHSI would have the ability, with willing lenders, to increase the term loan or the revolving credit facility by up to US$15.0 million, for a total credit facility of up to US$215.0 million. Proceeds from the Amended and Restated Credit Facility were immediately used to terminate and repay the balance of ALC’s US$34.0 million of borrowings under its GE Capital Term Loan and Credit Facility, and will also be used to repay ALC’s approximately US$22.0 million of Revenue Bonds. Upon the payment in full of ALC’s Revenue Bonds, and subject to certain limitations, EHSI will no longer be restricted from advancing funds to and from ALC, including funds from borrowings under its Amended and Restated Credit Facility.

During 2005 the Company has acquired, under the terms of its normal course issuer bid, 664,100 Subordinate Voting and Multiple Voting shares at an average cost per share of $17.33.

At their meeting today the Directors declared quarterly dividends on Extendicare’s common shares and Class I Preferred Shares, payable on November 15, 2005, to shareholders of record on October 31, 2005. The dividends on the common shares are $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share. The dividends on the Class I, Series 3 Preferred Shares (EXE.PR.C) are $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending September 30, 2005. In addition, the Directors declared the monthly dividend of $0.071 per share on Extendicare’s Class II Preferred Shares, Series 1 (EXE.PR.E), payable on September 15, 2005 to shareholders of record on August 31, 2005.

Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 441 nursing and assisted living facilities in North America, with capacity for over 34,600 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 37,900 people in North America.

In a separate news release issued today, Extendicare Inc. announced the 2005 second quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On August 5, 2005, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the second quarter. The call will be webcast live, and archived, in the investor information section of Extendicare’s website at www.extendicare.com. Alternatively, the call in number is 1-866-540-8136 or 416-340-8010. For those unable to listen to the call live, a taped rebroadcast will be available until midnight on August 19, 2005. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3158845. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.
The attached statements reflect certain reclassifications to the prior period figures to conform to the 2005 presentation.

Non-GAAP Measures
EBITDA is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from asset disposal, impairment and other items”. These line items are reported separately because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations, and the write-off of unamortized financing costs on early retirement of debt.

The Company has also reported separately a “prior year tax benefit” in the fourth quarter of 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period.

In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.

Neither EBITDA nor “health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Condensed Consolidated Earnings

(thousands of Canadian dollars except per share amounts)	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Revenue
Nursing and assisted living centres
United States	378,611	306,602	729,885	602,397
Canada	93,250	92,072	185,054	180,366
Outpatient therapy - U.S.	3,610	4,082	6,955	7,594
Home health - Canada	31,664	32,512	62,423	63,953
Other	11,809	10,371	22,688	20,901
	518,944	445,639	1,007,005	875,211
Operating and administrative costs	431,154	382,384	853,355	756,844
Lease costs	8,212	4,201	14,926	8,333

EBITDA (1)	79,578	59,054	138,724	110,034

Depreciation and amortization	18,461	14,687	33,623	28,822
Interest, net	15,939	9,677	29,804	22,527
Valuation adjustment on interest rate caps	1,165	5,865	2,745	5,865
Loss (gain) from asset disposals, impairment and other items	6,288	1,812	6,076....	(8,256)

Earnings before income taxes	37,725	27,013	66,476	61,076

Income taxes
Current	13,045	17,190	23,054	32,255
Future (benefit)	1,120	(7,935)	2,305	(14,824)
	14,165	9,255	25,359	17,431

Earnings from health care	23,560	17,758	41,117	43,645
Share of equity accounted earnings	1,683	584	2,289	3,036
Net earnings	25,243	18,342	43,406	46,681

Earnings per Subordinate Voting Share ($)
Basic	0.37	0.26	0.63	0.67
Diluted	0.37	0.26	0.63	0.66
Earnings per Multiple Voting Share ($)
Basic	0.34	0.26	0.58	0.67
Diluted	0.34	0.26	0.58	0.66

(1)	Refer to discussion on non-GAAP measures.

EXTENDICARE INC.
Condensed Consolidated Cash Flows

(thousands of Canadian dollars)	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Cash provided by (used in) operations
Net earnings	25,243	18,342	43,406	46,681
Adjustments for:
Depreciation and amortization	18,461	14,687	33,623	28,822
Provision for self-insured liabilities	4,032	3,840	7,743	7,512
Payments for self-insured liabilities	(3,603)	(3,302)	(9,965)	(8,538)
Future income taxes	1,120	(7,935)	2,305	(14,824)
Valuation adjustment on interest rate caps	1,165	5,865	2,745	5,865
Loss (gain) from asset disposals, impairment and other items	6,288	1,812	6,076	(8,256)
Undistributed share of equity accounted earnings, net of dividends received	(1,683)	15,008	(2,289)	12,556
Other	(1,094)	736	(260)	1,061
	49,929	49,053	83,384	70,879
Net change in operating working capital, excluding cash
Accounts receivable	(150)	7,949	(35,652)	10,071
Inventories, supplies and prepaid expenses	(515)	(167)	(7,595)	(5,601)
Accounts payable and accrued liabilities	(5,890)	10,847	16,051	(2,392)
Income taxes	(7,059)	4,289	(4,865)	12,394

	36,315	71,971	51,323	85,351
Cash provided by (used in) investment activities
Property and equipment	(20,090)	(17,223)	(36,200)	(33,660)
Acquisitions	(10,462)	(6,859)	(181,315)	(8,750)
Net cash proceeds from dispositions	-	13,577	-	32,103
Other assets	2,891	22,779	4,335	27,633
	(27,661)	12,274	(213,180)	17,326
Cash provided by (used in) financing activities
Issue of long-term debt	4,837	170,480	77,001	170,480
Repayment of long-term debt	(2,813)	(238,509)	(27,852)	(264,163)
Decrease (increase) in investments held for self-insured liabilities	(591)	(665)	7,886	5,047
Purchase of shares for cancellation	(11,551)	(568)	(11,585)	(1,752)
Financing costs	-	(16,256)	(154)	(16,297)
Dividends paid	(3,325)	(169)	(3,494)	(350)
Other	400	363	5,334	3,447
	(13,043)	(85,324)	47,136	(103,588)
Foreign exchange gain on cash held in foreign currency	155	1,213	905	1,968
Increase (decrease) in cash and cash equivalents	(4,234)	134	(113,816)	1,057
Cash and cash equivalents at beginning of period	46,611	75,769	156,193	74,846

Cash and cash equivalents at end of period	42,377	75,903	42,377	75,903

EXTENDICARE INC.
Condensed Consolidated Balance Sheets

	June 30	December 31
(thousands of Canadian dollars)	2005	2004
Assets
Current assets
Cash and short-term investments	42,377	156,193
Accounts receivable	183,196	140,761
Income taxes recoverable	5,398	2,916
Future income taxes	21,698	19,296
Inventories, supplies and prepaid expenses	29,365	13,312
	282,034	332,478
Property and equipment	1,147,549	767,401
Goodwill and other intangible assets	101,590	89,683
Other assets	162,057	168,238
	1,693,230	1,357,800
Equity accounted investments	70,920	68,531
	1,764,150	1,426,331
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	27,074	30,611
Accrued liabilities	233,463	184,235
Accrual for self-insured liabilities	23,896	30,050
Current maturities of long-term debt	12,669	7,251
	297,102	252,147
Accrual for self-insured liabilities	55,075	48,487
Long-term debt	858,574	613,651
Other long-term liabilities	44,676	34,879
Future income taxes	18,355	20,180
	1,273,782	969,344
Share capital and contributed surplus	312,433	312,707
Retained earnings	180,202	151,903
Foreign currency translation adjustment account	(2,267)	(7,623)
	1,764,150	1,426,331

Closing US/Cdn. dollar exchange rate	1.2254	1.2020

EXTENDICARE INC.
Financial and Operating Statistics

(dollar amounts in Canadian dollars, unless otherwise noted)	Three months ended June 30			Six months ended June 30
	2005		2004	2005	2004
Revenue (millions)
United States	$391.6		$319.4	$754.9	$627.4
Canada	127.4		126.2	252.1	247.8
	$518.9	(1)	$445.6	$1,007.0	$875.2
EBITDA (millions)
United States	$67.2		$45.2	$116.4	$88.9
Canada	12.4		13.9	22.3	21.1
	$79.6		$59.1	$138.7	$110.0
Health Care Net Earnings (millions)
United States	$19.9		$10.6	$35.1	$23.8
Canada	3.7		7.1	6.0	19.8
	$23.6		$17.7	$41.1	$43.6
Components of Diluted Earnings (Loss) per Share (prior to Subordinate Voting Share preferential dividend)
Health care operations before undernoted and after preferred share dividends	$0.40		$0.31	$0.66	$0.52
Valuation adjustment on interest rate caps	(0.01)		(0.05)	(0.02)	(0.05)
Gain (loss) from asset disposals, impairment and other items	(0.05)		(0.01)	(0.05)	0.15
Share of equity accounted earnings	0.02		0.01	0.03	0.04
	$0.36		$0.26	$0.62	$0.66
Diluted earnings per share
Subordinate Voting Share	$0.37		$0.26	$0.63	$0.66
Multiple Voting Share	$0.34		$0.26	$0.58	$0.66

U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	33.8%		32.5%	33.5%	32.8%
Private/other	14.6		17.6	14.6	17.6
Medicaid	51.6		49.9	51.9	49.6
Average Daily Census by Payor Source (same-facility basis)
Medicare	2,437		2,093	2,435	2,132
Private/other	1,951		2,114	1,984	2,112
Medicaid	8,409		8,435	8,455	8,375
	12,797		12,642	12,874	12,619
Average Revenue per Resident Day by Payor Source (excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$371.48		$357.65	$371.08	$352.12
Private/other	199.22		189.68	197.90	191.20
Medicaid	147.87		136.31	147.77	135.35
Medicare Part A only	342.18		324.50	341.17	321.17
U.S. Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	92.7%		91.8%	93.2%	91.6%
Assisted living facilities	83.1		85.3	83.8	85.9
Combined nursing and assisted living facilities	91.7		91.1	92.3	91.0
U.S. Average Occupancy (excluding managed facilities)
Nursing facilities	92.5%		91.4%	93.0%	91.4%
Assisted living facilities	87.7		85.1	88.0	85.9
Combined nursing and assisted living facilities	90.7		90.7	91.3	90.8
Canadian facilities average occupancy (same-facility basis)	97.6%		97.4%	97.5%	97.2%
Extendicare Inc. total average occupancy (same-facility basis)	93.6		93.1	93.9	93.0
Average US/Cdn. dollar exchange rate	1.2440		1.3588	1.2354	1.3384
(1) Does not add due to rounding.